Exhibit 99.2
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
     NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (“Company”) will be held at Room Tian & Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 30 December 2008 at 9:00 a.m., for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions of the Company:
ORDINARY RESOLUTIONS
1.	“THAT
(a)	the entering into of the framework agreements dated 19 November 2008 (the “Framework Agreements”) (copies of which are marked “A” and produced to the meeting and signed by the Chairman for identification purposes) in respect of the continuing connected transactions to be entered into between the Company and its subsidiaries on the one part and (Shenyang JinBei Automotive Company Limited*) (“JinBei”) and its subsidiaries and associated companies on the other part for the three financial years ending 31 December 2011 (the “Continuing Connected Transactions”) as set out in the paragraph headed “The Continuing Connected Transactions” in the Letter from the Board contained in a circular issued by the Company dated 10 December 2008 (the “Circular”) (a copy of which is marked “B” and produced to the meeting and signed by the Chairman for identification purposes) be and are hereby approved, confirmed and ratified and the entering into of the Continuing Connected Transactions pursuant to the Framework Agreements be and are hereby approved and confirmed ; and that the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the Continuing Connected Transactions contemplated under the Framework Agreements; and

(b)	the proposed maximum annual monetary value of the Continuing Connected Transactions contemplated under the Framework Agreements for each of the three financial years ending 31 December 2011 as set out in the paragraph headed “Proposed Caps and Historical Figures — Proposed Caps” in the Letter from the Board contained in the Circular be and are hereby approved.”
2.	“THAT
(a)	the entering into of the regional agent agreement dated 19 November 2008 (the “Regional Agent Agreement”) (a copy of which is marked “C” and produced to the meeting and signed by the Chairman for identification purposes) in respect of the continuing connected transaction to be entered into between (Shenyang Brilliance JinBei Automobile Co., Ltd.*) and (Liaoning Zheng Guo Investment Development Company Limited*) for the three financial years ending 31 December 2011 as set out in the paragraph headed “The Continuing Connected Transactions” in the Letter from the Board contained in the Circular be and are hereby approved, confirmed and ratified and the entering into of the continuing connected transaction pursuant to the Regional Agent Agreement be and is hereby approved and confirmed; and that the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the continuing connected transaction contemplated under the Regional Agent Agreement; and

(b)	the proposed maximum annual monetary value of the continuing connected transaction contemplated under the Regional Agent Agreement for each of the three financial years ending 31 December 2011 as set out in the paragraph headed “Proposed Caps and Historical Figures — Proposed Caps” in the Letter from the Board contained in the Circular be and are hereby approved.”
3.	“THAT the entering into of the cross guarantees agreement dated 19 November 2008 between (Shenyang XingYuanDong Automobile Component Co., Ltd.*) (“Xing Yuan Dong”) and JineBei in relation to the provision of cross guarantees by each of Xing Yuan Dong and JinBei (and its subsidiaries) for the banking facilities of the other party up to the amount of RMB500 million for a period of one year commencing from 1 January 2009 to 31 December 2009 (a copy of which is marked “D” and produced to the meeting and signed by the Chairman for identification purposes) be and is hereby approved, confirmed and ratified; and that the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the cross guarantees agreement.”

By order of the Board
Brilliance China Automotive Holdings Limited
Lam Yee Wah Eva
Company Secretary
Hong Kong, 10 December 2008
Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602-05

Chater House
8 Connaught Road Central
Hong Kong
Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.

5.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or demanded (before or at the declaration of the results of the show of hands in respect of the relevant resolution or on the withdrawal of any other demand for a poll):
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
6.	The ordinary resolutions numbered 1 to 3 set out in this notice of special general meeting will be put to shareholders to vote taken by way of a poll.
As at the date of this announcement, the Board comprises four executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua and Mr. Wang Shiping; one non-executive director, Mr. Lei Xiaoyang; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

*	for identification purposes only